As filed with the Securities and Exchange Commission on May 25, 2007 333-137304

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

EDP-ENERGIAS DE PORTUGAL, S.A.

(Exact name of issuer of deposited securities as specified in its charter)

EDP-Energies of Portugal
(Translation of issuer’s name into English)

Portuguese Republic
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue Suite 204
Newark, Delaware 19711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466
: immediately upon filing ࿇ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten Ordinary Shares of EDP-Energias de Portugal, S.A.	N/A	N/A	N/A	N/A
* Each unit represents one American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment to the Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”)
Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities

	Terms of Deposit:		Face of Receipt, Top center

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)

	(iii)	The collection and distribution of dividends	Paragraphs (7), (10), (11), (14) and (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (5), (11), (13), (15) and (16)

	(v)	The sale or exercise of rights	Paragraphs (6), (7), (9), (14) and (15)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (7), (9), (14) and (17)

	(vii)	Amendment, extension or termin-ation of the deposit arrangements	Paragraphs (21) and (22) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (5), (5), (6) and (8)

	(x)	Limitation upon the liability of the depositary	Paragraphs (18) and (19)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraphs (7) and (10)

Item 2. AVAILABLE INFORMATION	Paragraph (13)

(a) Statement that the foreign private issuer publishes on its web site on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at 100 F Street, NE, Washington, DC 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Amended and Restated Deposit Agreement, dated as of September 18, 2006, by and among EDP-Energias de Portugal, S.A., Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. - Previously filed.

(a)(2)
Form of Amendment to Amended and Restated Deposit Agreement (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. - Previously filed.

(e)	Certification under Rule 466. - Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among EDP-Energias de Portugal, S.A., Deutsche Bank Trust Company Americas, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 25, 2007.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ten Ordinary Shares, each of EDP-Energias de Portugal, S.A.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/Clare Benson
Name: Clare Benson
Title: Vice President

By:	/s/Jane Taylor
Name: Jane Taylor
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, EDP-Energias de Portugal, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lisboa, Portugal, on May 18, 2007.

EDP-Energias de Portugal, S.A.

By:	/s/Mr. António Luís Guerra Nunes Mexia
Name: Mr. António Luís Guerra Nunes Mexia
Title: Chief Executive Officer and Executive Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on May 18, 2007.

Signatures	Capacity

/s/Mr. António Luís Guerra Nunes Mexia	Chief Executive Officer and
Mr. António Luís Guerra Nunes Mexia	Executive Director

/s/Mrs. Ana Maria Machado Fernandes*	Executive Director
Mrs. Ana Maria Machado Fernandes

/s/Mr. António Martins da Costa*	Executive Director
Mr. António Martins da Costa

/s/Mr. António Manuel Barreto Pita de Abreu*	Executive Director
Mr. António Manuel Barreto Pita de Abreu

/s/ Mr. João Manuel Manso Neto .	Executive Director
Mr. João Manuel Manso Neto

/s/Mr. Jorge Manuel Pragana da Cruz Morais*	Executive Director
Mr. Jorge Manuel Pragana da Cruz Morais

/s/Mr. Nuno Maria Pestana de Almeida Alves*	Chief Financial Officer
Mr. Nuno Maria Pestana de Almeida Alves

/s/Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

*By:_ /s/Mr. António Luís Guerra Nunes Mexia
Name: Mr. António Luís Guerra Nunes Mexia
Title: Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of Amendment to Deposit Agreement (e) Rule 466 Certification